UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                        INFORMATION STATEMENT PURSUANT TO
              SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER

                        SUPREME REALTY INVESTMENTS, INC.


          NEVADA                    000-49770              43-1954776
(State of incorporation)    (Commission File Number)     (IRS Employer
                                                       Identification No.)

    NO. 5A, ZUANSHI GE, FUQIANG YI TIAN MING YUAN,           518000
        FU TIAN QU, SHENZHEN CITY, P.R. CHINA
       (Address of principal executive offices)            (Zip Code)

                                086-755-83570142
                (Company's telephone number, including area code)


            NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
                   NO PROXIES ARE BEING SOLICITED, AND YOU ARE
                   REQUESTED NOT TO SEND THE COMPANY A PROXY.

                        SUPREME REALTY INVESTMENTS, INC.
                 NO. 5A, ZUANSHI GE, FUQIANG YI TIAN MING YUAN,
                      FU TIAN QU, SHENZHEN CITY, P.R. CHINA

                              INFORMATION STATEMENT

      Supreme Realty Investments, Inc. (the "Company") is mailing this information statement on or about August 25, 2006, to the holders of record of shares of its common stock as of the close of business on August 18, 2006, pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder.

      The Company is providing you with this information statement for informational purposes only. Neither the Company nor the board of directors of the Company (the "Board of Directors") is soliciting proxies in connection with the items described in this Information Statement.

      The Company urges you to read this information statement carefully, BUT YOU ARE NOT REQUIRED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

      You are receiving this information statement because in connection with the acquisition by the Company of Home System Group, Inc. by causing the Company's wholly owned subsidiary, XY Acquisition Corporation, to merge with and into Home System Group, Inc. ("HSG"), with HSG surviving the merger and thereby becoming a wholly owned subsidiary of the Company (the "Transaction"), pursuant to a Merger Agreement (the "Merger Agreement"), the following actions were approved by the Board of Directors of the Company:


      o     Appoint Li Wei Qiu and Cheung Kin Wai to the Board of Directors; and

      o     Accept the resignation of Zujun Xu from the Board of Directors.

      The above actions will occur no earlier than 10 days after this information statement is filed with the Securities and Exchange Commission (the "SEC") and transmitted to you.

      Immediately prior to the closing of the Transaction, Zujun Xu served as the sole member of the Board of Directors. Pursuant to the terms and conditions of the Merger Agreement, following the closing of the Transaction:


            o Li Wei Qiu and Cheung Kin Wai were appointed to the Board of Directors;

            o Zujun Xu tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by the HSG, after the closing of the Transaction; and

            o The parties agreed to appoint the Li Wei Qiu and Cheung Kin Wai to the Board of Directors at a future date to be determined.

      As described above, shortly after the filing of this information statement, the Board intends to appoint Li Wei Qiu and Cheung Kin Wai to the Board of Directors and cause the Company to accept the resignation of Zujun Xu from the Board of Directors.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

VOTING SECURITIES

      As of August 18, 2006, 14,753,987 shares of the Company's common stock were issued and outstanding. Each share of common stock is entitled to one vote on all matters upon which such shares can vote. All shares of common stock are equal to each other with respect to the election of directors and cumulative voting is not permitted. There are no preemptive rights.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information, as of August 18, 2006, concerning shares of common stock of the Company, the only class of its securities that are issued and outstanding, held by (1) each stockholder known by the Company to own beneficially more than five percent of the common stock,
(2) each director of the Company, (3) each executive officer of the Company, and
(4) all directors and executive officers of the Company as a group:

                                                                        AMOUNT AND NATURE               PERCENTAGE
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                              OF BENEFICIAL OWNERSHIP        OF COMMON STOCK(2)
----------------------------------------------------------------------------------------------------------------------
Li Wei Qiu                                                                   2,080,000                     14.1%
----------------------------------------------------------------------------------------------------------------------
Cheung Kin Wai                                                               1,600,000                     10.8%
----------------------------------------------------------------------------------------------------------------------
Liu Jing                                                                         0                           0
----------------------------------------------------------------------------------------------------------------------
Zujun Xu                                                                      882,100                        6%
----------------------------------------------------------------------------------------------------------------------
Yujiao Xiong                                                                  825,000                       5.6%
----------------------------------------------------------------------------------------------------------------------
Chaohui Wu                                                                    825,000                       5.6%
----------------------------------------------------------------------------------------------------------------------
Pingxin Liu                                                                   825,000                       5.6%
----------------------------------------------------------------------------------------------------------------------
Bo Chen                                                                       825,000                       5.6%
----------------------------------------------------------------------------------------------------------------------
Youming Xiong                                                                 825,000                       5.6%
----------------------------------------------------------------------------------------------------------------------
All directors and executive officers as a group (3 persons)                  3,680,000                     24.9%
----------------------------------------------------------------------------------------------------------------------

(1) Unless otherwise indicated in the footnotes to the table, each stockholder shown on the table has sole voting and investment power with respect to the shares beneficially owned by him or it. Percentages of less than one percent have been omitted from the table.

(2) Percentage based upon 14,753,987 shares of Common Stock of the Company outstanding as of August 18, 2006.

CHANGE IN CONTROL ARRANGEMENTS

            Under the Merger Agreement, in exchange of surrendering their shares in HSG, the HSG Shareholders received only stock consideration. The stock consideration consisted of 8,000,000 newly issued shares of the Registrant's common stock, which were divided proportionally among the HSG Shareholders in accordance with their respective ownership interests in HSG immediately before the completion Merger Transaction.

      Immediately prior to the closing of the Transaction, Zujun Xu served as the sole member of the Board of Directors. Pursuant to the terms and conditions set forth in the Merger Agreement, immediately following the closing of the Transaction, (1) Li Wei Qiu and Cheung Kin Wai were appointed to the Board of Directors, (2) Zujun Xu tendered an undated resignation from the Board of Directors, with the understanding that such resignation would be accepted at a future date, to be determined by HSG, after the closing of the Transaction, and
(3) the parties agreed to appoint Li Wei Qiu and Cheung Kin Wai, to the Board of Directors at a future date to be determined.

      With the completion of the Transaction, the appointment of Li Wei Qiu and Cheung Kin Wai to the Board of Directors and the resignation of Zujun Xu from the Board of Directors, there will be no arrangements that would result in a change in control of the Company.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND NOMINEES

LI WEI QIU, DIRECTOR, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER

      Mr. Li Wei Qiu was appointed Chief Executive Officer of the Company on August 17, 2006. Mr. Qiu, age 46, was Chairman of Oceanic International Company Limited, the Company's largest subsidiary, since 2003. Since 1998 Mr. Qiu has been the Chairman and Chief Executive Officer at Zhongshan City Wei He Electronics Manufacturing Company Limited.

      There are no family relationships between Mr. Qiu and the directors, or executive officers, of the Company. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Qiu (or any member of his immediate family) had or is to have a direct or indirect material interest.

      There are no employment agreements between the Company and Li Wei Qiu.

CHEUNG KIN WAI, DIRECTOR, CHIEF FINANCIAL OFFICER

      Mr. Cheung Kin Wai was appointed Chief Financial Officer of the Company on August 17, 2006. Mr. Wai, age 46, was Chairman and Chief Executive Officer of Zhongshan City Kang Teng Trading Company Limited from 1998 to 2003. Mr. Wai has been an Administration Manager at Oceanic International Company Limited, the Company's largest subsidiary, since 2003.

      There are no family relationships between Mr. Wai and the directors, or executive officers, of the Company. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Wai (or any member of his immediate family) had or is to have a direct or indirect material interest.

      There are no employment agreements between the Company and Cheung Kin Wai.


ZUJUN XU, DIRECTOR, CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER

      Mr. Xu, age 34, has been self employed as a business consultant since 2003. From 1998 through 2003 Mr. Xu was the general manager at Xiamen Motic China Group Company Limited, where he managed the business operations.

      Mr. Xu does not hold any other directorships with reporting companies in the United States. There are no family relationships between Mr. Xu and the directors, executive officers, or persons nominated or chosen by the Company to become directors or executive officers. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Mr. Xu (or any member of his immediate family) had or is to have a direct or indirect material interest.


OFFICERS

LI WEI QIU, DIRECTOR, CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER

      Information about Li Wei Qiu is set forth above under "Directors and Nominees."

CHEUNG KIN WAI, DIRECTOR, CHIEF FINANCIAL OFFICER

      Information about Cheung Kin Wai is set forth above under "Directors and Nominees."

LIU JING, SECRETARY

      Liu Jing was appointed Chief Financial Officer of the Company on August 17, 2006. Ms. Liu Jing, age 36, is Secretary of Oceanic International Company Limited, the Company's largest subsidiary, since 2004. From 2001 to 2004 Ms. Liu Jing was a Manager of Foreign Trade Department of Zhongshan City Hua Jie Steel Tube Group Limited.

      Liu Jing does not hold any directorships with reporting companies in the United States. There are no family relationships between Liu Jing and the directors, or executive officers, of the Company. During the last two years, there have been no transactions, or proposed transactions, to which the Company was or is to be a party, in which Liu Jing (or any member of her immediate family) had or is to have a direct or indirect material interest.

      There are no employment agreements between the Company and Liu Jing.


SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Securities Exchange Act requires the Company's officers and directors and persons who own more than 10% of a registered class of the Company's equity securities to file certain reports regarding ownership of, and transactions in, the Company's securities with the SEC. Such officers, directors, and 10% stockholders are also required by SEC rules to furnish the Company with copies of all Section 16(a) reports that they file.

      Except for late reports by China US Bridge Capital Ltd., Cheung Wai Kin and Li Wei Qiu, based solely on its review of such reports furnished to the Company, the Company believes that its executive officers, directors and more than 10% stockholders timely filed all Section 16(a) reports required to be filed by them during the most recent fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      There have not been any transactions, or proposed transactions, during the last two years, to which the Company was or is to be a party, in which any director or executive officer of the Company, any nominee for election as a director, any security holder owning beneficially more than five percent of the common stock of the Company, or any member of the immediate family of the aforementioned persons had or is to have a direct or indirect material interest.

BOARD COMMITTEES

      The Company does not currently have a standing audit, nominating or compensation committee of the Board of Directors, or any committee performing similar functions. The Board of Directors currently performs the functions of audit, nominating and compensation committees.

SHAREHOLDER COMMUNICATIONS

      The Board of Directors will not adopt a procedure for shareholders to send communications to the Board of Directors until it has reviewed the merits of several alternative procedures. The Board of Directors has not adopted a procedure to recommend nominees for the Board of Directors.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

      Shown on the table below is information on the annual and long-term compensation for services rendered to the Company in all capacities, for the last three completed fiscal years, paid by the Company to all individuals serving as the Company's chief executive officer or acting in a similar capacity during the last three completed fiscal years, regardless of compensation level. During the last completed fiscal year, the Company did not pay aggregate compensation to any executive officer in an amount greater than $100,000.


                                                                                       LONG TERM COMPENSATION
                                                                     -----------------------------------------------------
                                      ANNUAL COMPENSATION
                                   --------------------------------
                                                                     RESTRICTED        OPTIONS/        LTIP
                                                       OTHER ANNUAL     STOCK            SARS         PAYOUT    ALL OTHER
NAME                TITLE    YEAR  SALARY     BONUS    COMPENSATION    AWARDED           (#)            ($)   COMPENSATION
-------------       -----    ----  ------     -----    ------------  ----------      -------------    ------  ------------
Thomas Elliot       CEO      2005  $   0        0            0                0                 0        0    $    32,395
                             2004  $   0        0            0        10,000,00                 0        0    $    28,758
                             2003  $   0        0            0                0      6,979,635 (1)       0    $    13,765



Jean LeRoy          CFO      2005  $   0        0            0                0                 0        0              0
                             2004  $   0        0            0        4,000,000                 0        0              0
                             2003  $   0        0            0                0      6,142,078(2)        0              0

(1) 5,000,000 shares of Supreme Property, Inc. common stock exchanged for 6,979,635 shares of Supreme Realty Investments, Inc. common stock in the merger between the two companies.
(2) 4,000,000 shares of Supreme Property, Inc. common stock exchanged for 6,142,078 shares of Supreme Realty Investments, Inc. common stock in the merger between the two companies.

      To date, no compensation has been awarded to, earned by or paid to Zujun Xu, Li Wei Qiu, Cheung Kin Wai, Liu Jing, in their respective capacity as chief financial officer and chairman of the board, chief executive officer, and secretary of the Company. There are no employment contracts or change-in-control arrangement between the Company and its executive officers.

DIRECTOR COMPENSATION

      The directors of the Company have not received compensation for their services as directors nor have they been reimbursed for expenses incurred in attending board meetings.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.


                                               SUPREME REALTY INVESTMENTS, INC.

                                               /s/ Li Wei Qiu

                                               Li Wei Qiu
                                               CFO

Date: August 18, 2006